EXHIBIT 99.1

NEWS RELEASE

South Bow Safely Restarts Keystone Pipeline

CALGARY, Alberta, April 16, 2025 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow or the Company) has safely restarted the Keystone Pipeline (Keystone) after receiving regulatory approval from the Pipeline and Hazardous Materials Safety Administration (PHMSA), following South Bow's response to an oil release at Milepost 171 (MP-171) of Keystone on April 8, 2025, near Fort Ransom, North Dakota.

South Bow is actively progressing its response and recovery efforts, having repaired and replaced the impacted pipe, and recovered substantially most of the estimated release volume of 3,500 barrels of oil, working now to remediate the impacted soil. South Bow's primary focus remains the safety of onsite personnel and mitigating risks to the environment and the community surrounding Fort Ransom. South Bow will continue its clean-up activities until the site has been fully remediated, with continuous air quality monitoring steadily showing no indication of adverse health or public concerns. South Bow will continue working closely with regulators, local officials, landowners, and the community.

Corrective Action Order

On April 11, 2025, PHMSA issued a Corrective Action Order (CAO), requiring South Bow to undertake certain corrective actions in response to the MP-171 incident. As part of the CAO, South Bow developed a restart plan that was subsequently approved by PHMSA, authorizing Keystone's return to service under certain operating pressure restrictions. South Bow is committed to the safe operation of Keystone and has notified the Canada Energy Regulator that the Company is also implementing certain operating pressure restrictions on the Canadian sections of the pipeline. The pipeline was operating within its design and regulatory approval requirements at the time of the incident. In addition to working closely with regulators, South Bow will work closely with customers during Keystone's return to service.

South Bow will continue providing timely updates as information becomes available on its website at www.southbow.com/incident-response.

Forward-looking information and statements

This news release contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on South Bow's current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. All statements other than statements of historical facts may constitute forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as, "anticipate", "will", "expect", "estimate", "potential", "future", "outlook", "strategy", "maintain", "ongoing", "intend", and similar expressions suggesting future events or future performance. In particular, this news release contains forward-looking statements, including with respect to response, recovery and clean-up efforts; notification and forthcoming updates regarding the oil release; and regulatory, landowner, community, and customer engagement.

The forward-looking statements are based on certain assumptions that South Bow has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry development activity levels and the geographic region of such activity; that favourable market conditions exist and that South Bow has and will have available capital to fund its capital expenditures and other planned spending; prevailing commodity prices, interest rates, inflation levels, carbon prices, tax rates, and exchange rates; the ability of South Bow to maintain current credit ratings; the availability of capital to fund future capital requirements; future operating costs; asset integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; and prevailing regulatory, tax, and environmental laws and regulations.

Although South Bow believes the assumptions and other factors reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these assumptions and factors will prove to be correct and, as such, forward-looking statements are not guarantees of future performance. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and related decisions and requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the energy industry; weakness or volatility in commodity prices; non-performance or default by counterparties; actions taken by governmental or regulatory authorities; the ability of South Bow to acquire or develop and maintain necessary infrastructure; fluctuations in operating results; adverse general economic and market conditions; the ability to access various sources of debt and equity capital on acceptable terms; and adverse changes in credit. The foregoing list of assumptions and risk factors should not be construed as exhaustive. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the results implied by forward-looking statements, refer to South Bow's annual information form dated March 5, 2025, available under South Bow's SEDAR+ profile at www.sedarplus.ca and, from time to time, in South Bow's public disclosure documents, available at www.sedarplus.ca, www.sec.gov, and on South Bow's website at www.southbow.com.

The forward-looking statements contained in this news release speak only as of the date hereof. South Bow does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Contact information

Investor Relations Martha Wilmot investor.relations@southbow.com	Media Relations & Community Enquiries Solomiya Lyaskovska communications@southbow.com